

November 15, 2010

Phillip W. Oldridge
Principal Executive Officer
Greentech Transportation Industries Inc.
7000 Merrill Avenue, Suite 31
Chino, CA 91710

> **Re: Greentech Transportation Industries Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 29, 2010**
> **File No. 333-169251**

Dear Mr. Oldridge:

     We have reviewed your responses to the comments in our letter dated October 26, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Risk Factors, page 4

Our business will be dependent on our ability to secure distribution agreements, page 4

1. Please revise to discuss the risks related to your assumption that Chinese bus manufacturers will supply a prototype under the proposed distribution agreements at no charge to include any effect on your business if such prototypes are not provided free of charge. Please also disclose that you have no such distribution agreements of any kind at this time.

Description of Our Business, page 14

Principal Products or Services and their Markets, page 15

2. We note your response to our prior comment 7 and reissue. Please revise to disclose in greater detail how you will generate revenues as a distribution channel for reputable Chinese bus manufacturers. We note that your prior response did not address in detail your expected distributorship arrangements, how revenue will be generated based on those arrangements, and how those arrangements are expected to interact with your strategy to pursue "low/sealed bid contracts." Please do so in your next response and amendment.

Management's Discussion and Analysis or Plan of Operation, page 20

Liquidity and Capital Resources, page 22

3. We note your response to our prior comment 12 and reissue. Please revise to disclose in greater detail the long-term demands on liquidity that will accompany the implementation of your business plan and continued operations on a going forward basis. Discuss known demands, commitments, events or uncertainties that will impact or that are reasonably likely to impact your liquidity, the amount of long-term funding required, the expected sources of funding and the impact on the company if the funding cannot be obtained.

Directors, Executive Officers, Promoters and Control Persons, page 24

Executive Biographies, page 25

4. We note your response to our prior comment 13 and reissue in part. Please discuss the business activities of Phillip Oldridge and David Oldridge from December 2009 to present. Additionally, if each person is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Law Offices of Gary L. Blum
    Fax: (213) 384-1035